Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the six months ended December 31, 2005	For the six months ended December 31, 2004
Earnings:
Income from continuing operations before income tax expense and minority interest in subsidiaries	$1,979	$1,598
Add:
Equity earnings from affiliates	(346)	(63)
Dividends received from affiliates	82	52
Fixed Charges (excluding capitalized interest and perpetual preference dividends)	440	392
Amortization of capitalized interest	23	26

Total earnings available for fixed charges	$2,178	$2,005

Fixed charges:
Interest on debt and finance lease charges	$385	$344
Capitalized interest	13	18
Perpetual preference dividends paid	—	10
Interest element on rental expense	55	48

Total fixed charges	$453	$420

Ratio of earnings to fixed charges	4.8	4.8